UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2024

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,

London, EC2M 4AA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

11 November 2024

Off-market purchase of 262,605,042 ordinary shares from His Majesty’s Treasury (“HM Treasury”)

NatWest Group plc (the “Company”) has agreed with HM Treasury to make an off-market purchase (the “Off-Market Purchase”) of 262,605,042 ordinary shares in the Company with a nominal value of £1.0769* each (“Ordinary Shares”) at a price of 380.8 pence per Ordinary Share, being the closing price of the Ordinary Shares on the London Stock Exchange on 8 November 2024. The total consideration for the Off-Market Purchase will be £1 billion.

Paul Thwaite, CEO of NatWest Group commented:

“As a result of NatWest Group’s continued strong performance, we are pleased to have today completed our second buy back of government shares of 2024, further reducing HM Treasury’s shareholding.

This transaction represents another important milestone on the path to full privatisation. We believe it is a positive use of capital for the bank and for our shareholders and we are pleased with the sustained momentum in reducing HM Treasury’s stake in NatWest Group throughout this year.”

The purchased Ordinary Shares represent 3.16 per cent of the Company’s issued Ordinary Share capital (excluding treasury shares). The Off-Market Purchase is expected to settle on 13 November 2024.

A contract (the “Directed Buyback Contract”) between the Company and HM Treasury was approved by the shareholders of the Company at a General Meeting held on 6 February 2019 and signed on 7 February 2019. Amendments to the Directed Buyback Contract were approved by the shareholders of the Company at a General Meeting held on 25 August 2022 and signed on 17 November 2022 and at the Annual General Meeting held on 23 April 2024 (the “2024 AGM”) and signed on 7 May 2024. The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the 2024 AGM.

The Company intends to cancel all of the purchased Ordinary Shares.

HM Treasury is a related party to the Company and the Off-Market Purchase, when aggregated with the other transactions referred to in this announcement, constitutes a related party transaction under UK Listing Rule 8.2.1R and this announcement is therefore being made in accordance with that rule. Pursuant to the changes to the Listing Rules which came into effect on 29 July 2024, the Board of the Company (the “Board”) confirms its view that the Off-Market Purchase is fair and reasonable as far as the shareholders of the Company are concerned and that the Board has been so advised by Merrill Lynch International, a sponsor to the Company.

The following transactions or arrangements between the Company and HM Treasury have taken place in the last 12 months and were related party transactions for the purposes of UK Listing Rule 8.2.1R.

Description	Value
Off-market purchase by the Company of shares from HM Treasury, as announced on 31 May 2024 Off-Market Purchase of Ordinary Shares from HMT (investis.com)	£1,240,921,312.75
Agreement for the Company to cover costs incurred and to be incurred by HM Treasury and UK Government Investments on behalf of HM Treasury in connection with HM Treasury’s holding of Ordinary Shares in the Company and its disposal of such shares	Up to £19,000,000

Upon settlement of the above transaction:

-	the Company will hold 287,667,803 of its Ordinary Shares as treasury shares;

-	the Company will have in issue 8,043,477,072 Ordinary Shares (excluding treasury shares) and 483,140 Cumulative Preference Shares of £1; and

-	HM Treasury will hold approximately 12.03** per cent. of the Company’s voting rights.

The Company continues to target a CET1 ratio in the range of 13-14%.

*The nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

** This number is based on the Company’s most recent TR-1 notification of major shareholdings on 31 October 2024 in respect of HM Treasury’s shareholding notification dated 30 October 2024 and does not take into account any sales executed by HM Treasury since the notification date.

Further information:

Investor Relations

+ 44 (0)207 672 1758

Media Relations

+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘deliver’, ‘ambition’, ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its outlook, guidance and targets (including in relation to RoTE, income, operating costs, loan impairment rate, CET1 ratio, RWA levels, payment of dividends and participation in directed buybacks), its expectations in relation to the Off-Market Purchase settlement date and its intentions in respect of the Ordinary Shares  (including the number of outstanding Ordinary Shares, and their reissuance or cancellation), its economic and political risks, its financial position, profitability and financial performance, the implementation of its strategy, and HMT’s voting rights percentage. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and uncertainties (such as the direct and indirect impacts of escalating armed conflicts) and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2023 Annual Report on Form 20-F, NatWest Group plc’s Interim Management Statement for Q1, Q3 and H1 2024 on Form 6-K, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date: November 12, 2024	By:	/s/ Mark Stevens
	Name:	Mark Stevens
	Title:	Mark Stevens

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